14 January 2011

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Diageo plc – Form 20-F for the year ended 30 June 2010, Filed 14 September 2010 (File No. 001-10691) and Response Letter dated 22 November 2010

Dear Ms. Jenkins:

Thank you for your letter dated 16 December 2010 setting forth an additional comment relating to the Form 20-F for the fiscal year ended 30 June 2010 (the ‘2010 Form 20-F’) of Diageo plc (‘Diageo’ or the ‘company’), filed with the Commission on 14 September 2010.  Diageo’s response to your comment is set forth below. To facilitate your review, we have included in this letter the captions and numbered comment from your comment letter in bold, italicised text, and have provided our response immediately following the numbered comment.

The company acknowledges that (i) the company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Notes to the Consolidated Financial Statements, page 155

2. Segmental Information, page 157

(e) Foreign Exchange Rates, page 162

1.
We note your response to comment one of our letter dated 29 October 2010.  We believe that paragraph 42(b) of IAS 21 prohibits restatement of comparative figures when the reporting currency is not hyperinflationary.  Please further explain to us why you believe the results for the six months ended 31 December 2009 represent comparatives to the year ended 30 June 2010 that are not required to be adjusted for subsequent changes in the price level or subsequent changes in exchange rates pursuant to paragraph 42(b) of IAS 21.  In your response, describe the materiality to your fiscal 2010 results of applying the exchange rate at 30 June 2010 to the entire fiscal year.  Refer to BC22 of IAS 21 and BC16 of IFRIC 7 for additional guidance.

Whilst IAS 21.42(b) is written in the context of prior year comparative information, we believe that it is not the intention of IFRS to restate figures that have already been published externally and that it would have been inappropriate to restate the income statement for the six months ended 31 December 2009 to the exchange rate at 30 June 2010 for inclusion in the full year results. The interpretation adopted was that IAS 21.42(a) refers to a distinct period since the publication of the last financial statements—i.e., in Diageo’s case, the six-month period since 31 December 2009.

The results for the six months ended 31 December 2009 were publically issued and disclosed on 11 February 2010 and therefore, our interpretation of IAS 21.42(b) is that these results are regarded as being equivalent to prior year financial statements for purposes of IAS 21.42(b).

We accept that this is an interpretation of reporting subsidiary undertakings in hyperinflationary economies but we believe it is in line with the general requirements of IFRS.

We also believe that if the results for the six months ended 31 December 2009 had been translated at the year-end exchange rate, the impact on the company’s consolidated financial statements would not have been material. A breakdown of sales, net sales, operating profit and profit after tax generated in bolivars included in the consolidated results for the year ended 30 June 2010 with the six months results to 31 December 2009 translated at the two different exchange rates compared to Diageo’s group results for the year ended 30 June 2010 is set out below:

	Venezuela year ended 30 June 2010			Diageo year ended 30 June 2010
	H1 at $1=VEB2.15 H2 at $1=VEB4.3	H1 and H2 at $1=VEB4.3	Difference		%
	£million	£million	£million	£million	of total
Sales	460	294	(166)	12,958	1.3
Net sales	380	242	(138)	9,780	1.4
Operating profit	105	72	(33)	2,574	1.3
Profit after tax	82	50	(32)	1,743	1.8

If the results for the six months ended 31 December 2009 had been re-translated at the year-end exchange rate of $1 = VEB 4.3, the corresponding impact on the Diageo group results for the year ended 30 June 2010 would have been to reduce Diageo’s reported sales by 1.3%, net sales by 1.4%, operating profit by 1.3% and profit after taxation by 1.8% for the year ended 30 June 2010. Accordingly, we do not believe that the restatement of the results for the six months ended 31 December 2009 would be material for investors holding securities of, or evaluating an investment in, the company.

*           *           *

Please direct any questions or comments regarding the enclosed material to Gavin Crickmore, Technical Accounting Director, of the company at +44-208-978-4339, or Richard Morrissey of Sullivan & Cromwell LLP, the company’s US securities legal counsel, at (212) 558-4000 (phone) or (212) 558-3588 (fax), who will arrange with the company an appropriate response.

Very truly yours, /s/ D Mahlan
D Mahlan Chief Financial Officer

cc:	John Archfield Ryan Milne (Securities and Exchange Commission)

Richard C. Morrissey (Sullivan & Cromwell LLP)